NEWS RELEASE

ELD No. 07- 06

TSX: ELD  AMEX: EGO

March 23, 2007

       2006 Financial Results

(all figures in United States dollars)

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”)  provides  the Company’s financial results  for the year ended December 31, 2006.

Highlights

•

Recorded a net profit for the year of $3.3 million or $0.01 per share, compared to a loss of $49.1 million or ($0.17) per share in 2005.

•

Sold 127,552 ounces of gold at a realized price $609 per ounce

•

Produced 135,653 ounces of gold at a cash operating cost of $324  per ounce

•

Held $60.0 million in cash and short-term deposits at year-end

•

Successful equity raising of net $155.0 million

•

Began commercial production at Kisladag Mine in Turkey in July 2006; opened Tanjianshan Mine in China in November 2006 and began commercial production  in February 1, 2007

•

Drilled 6,720 of a 13,000 meter program at Efemcukuru for a feasibility study which is planned for completion in Q2 2007

•

Expended $12.7 million in exploration in Brazil, Turkey and China

•

An operating platform created to produce 310,000 to 330,000 ounces of gold at an estimated cash cost of $220 - $230 in 2007

2006 Results

The consolidated net profit for 2006 was $3.3 million or $0.01 for 2006 compared with a net loss of  $49.1 million or ($0.17) per share for 2005; a net loss of $13.9 million or ($0.05) per share in 2004.  Our gain in 2006 is a result from higher gold prices, increased gold production and lower average production costs.

In 2006, we sold 127,552 ounces of gold for $77.6 million at an average realized selling price of $609 per ounce.  This compares with 2005 gold sales of 66,804 ounces of gold for $29.7 million at an average realized selling price of $444 per ounce and with 2004 gold sales of 81,913 ounces for $33.5 million at an average realized price of $409 per ounce. Sales from Kisladag totaled 63,352 ounces of gold at an average price of $619 per ounces while production cash costs averages $206 per ounce.  Sales from São Bento totaled 64,200 ounces of gold at an average price of $598 compared to 66,804 ounces at an average price of $444 in 2005.

Eldorado is in a strong financial position and at December 31, 2006 we held $60.0 million in cash and short-term deposits and $79.6 million in a restricted account held against long term debt - $50.0 million, bank indebtedness - $15.4 million and environmental reclamation obligations of $8.3 million.  We remain hedge free. On February 7, 2006, we closed a financing that resulted in net proceeds of $155.0 million (CDN$178.9 million). This financing gave us sufficient funds to develop and explore our properties in Turkey, China and Brazil, acquire additional development gold properties in China and make other acquisitions and carry out general corporate activities.

In 2006 we produced 135,653 ounces of gold an 111% increase over 2005 production of 64,298 ounces  of  gold  and a 65% increase over 2004 production of 84,024 ounces of gold.  The increased production was attributable to Kisladag where commercial production commenced in July 2006.  In the six months ended December 2006 at   Kisladag:  70,895 ounces of gold were produced at an average cash cost of $208 per ounces - 5,178,268 tonnes of ore were mined at an average grade of 1.18 grams per tonne.   In 2006  São Bento produced 64,758 ounces of gold at cash cost of $454 per ounce - 334, 814 tonnes of ore were sent to the mill at an average grade of 6.71 grams per tonne with a recovery rate of 87.9 percent.   Production ounces was up 7% from the  2005 production of 64,298 produced at an average cash cost of $407.  Production yield and recovery declined from the 310,703 tonnes  of  ore  with 7.67  grams per tonne grade and 89.3% recovery in 2005.  As the ore body approached full depletion production yield declined and recovery decreased while mining and processing costs increased.

2006 Gold Reserves and Resources

(Efemçukuru Project resources and reserves will be updated when the feasibility study is released in Q2, 2007)

Property		Resources				Reserves
		Tonnes (X1000)	Au/ g/t	Au ozs (X1000)		Tonnes (X1000)	Au/ g/t	Au ozs (X1000)
Kisladag	Measured	55,503	1.23	2,195	Proven	51,102	1.24	2,031
	Indicated	153,351	0.97	4,782	Probable	78,418	1.12	2,811
	M + I	208,853	1.04	6,977	Total	129,520	1.16	4,842
	Inferred	45,500	0.75	1,097

Tanjianshan	Measured	3,021	3.37	327	Proven	2,504	4.09	329
	Indicated	9,599	3.47	1,071	Probable	6,094	4.26	835
	M + I	12,620	3.45	1,398	Total	8,598	4.21	1,164
	Inferred	798	3.03	78

Efemçukuru	Measured	665	15.11	323	Proven
	Indicated	1,172	13.94	525	Probable	1,856	13.14	784
	M + I	1,837	14.36	848	Total	1,856	13.14	784
	Inferred	522	12.07	203

Total	Measured	59,189	1.50	2,845	Proven	53,606	1.37	2,360
	Indicated	164,122	1.21	6,378	Probable	86,368	1.60	4,430
	M + I	223,311	1.28	9,224	Total	139,974	1.51	6,790
	Inferred	46,820	0.92	1,377

Notes:

1)

Gold prices used for Reserves were $450/oz. for Tanjianshan and Kisladag, and $325/oz. for Efemçukuru

2)

Qualified Persons – Norm Pitcher, P.Geo and Chief Operating Officer of the Company is responsible for the Kisladag and Tanjianshan Reserves, Gary Giroux, P.Geo, and Independent Qualified Person, is responsible for the resources calculations at Kisladag and Efemçukuru; Stephen Juras, P.Geo and Manager, Geology is responsible for the Tanjianshan Resource.

3)

Efemçukuru Reserves were calculated prior to implementation of NI43-101 and will be updated upon completion of a feasibility study in 2007.

2006 Iron Ore Resources

Vila Nova	Tonnes (x1000)	Fe%
Measured & Indicated Resource	10,418	61.6
Inferred Resource	2,532	61.3
Proven & Probable Reserve ROM	5,253	62.3

Note:

Stephen Juras, Ph.D., P.Geo., Manager, Geology is the Qualified Person under whose direction the mineral resources were estimated.  Roberto R. Costa, an independent mining engineer and principal of Roberto Costa Engenharia Ltda., directed the mine engineering and metallurgical testwork of the Vila Nova Iron Ore Project.

Corporate

“2006 was a milestone year for Eldorado where we have successfully built a solid base of long lived low cost assets enabling a future increase in cash flow and earnings.” said Paul Wright, President and Chief Executive Officer.

Eldorado Gold 2006 Annual Shareholders Meeting will be held Thursday, May 24 at 3:00 PM at the Company’s corporate office at 1188-550 Burrard Street, Vancouver, BC.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Eldorado will host a conference call today to discuss the 2006 Financial Results at 11:00 a.m. EST (8:00 a.m. PST).  You may participate in the conference call by dialing 416-695-9712 in Toronto or 1-877-667-7774   toll free in North America and asking for the Eldorado Conference Call with Chairperson: Paul Wright, President and CEO of Eldorado Gold.  The call will be available on Eldorado’s website. www.eldoradogold.com.  A replay of the call will be available for one week by dialing 416-695-5275 in Toronto or 1-888-509-0081toll free in North America and entering the Pass code: 640760.

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

PRODUCTION HIGHLIGHTS1

	First Quarter 2006	Second Quarter 2006	Third Quarter 2006	Fourth Quarter 2006	Fourth Quarter 2005	2006	2005
Gold Production
Ounces produced	19,111	25,035	41,082	50,454	16,212	135,653	64,298
Cash Operating Cost ($/oz)[4]	421	378	309	274	433	324	407
Total Cash Cost ($/oz)[2,4]	429	386	315	278	442	330	416
Total Production Cost ($/oz)[3,4,5]	438	463	364	259	610	343	564
Realized Price ($/oz - sold)	549	615	620	615	486	609	444
São Bento Mine, Brazil
Ounces produced	19,111	18,163	13,605	13,879	16,212	64,758	64,298
Tonnes to Mill	93,626	90,024	81,869	69,295	73,057	334,814	310,703
Grade (grams / tonne)	6.99	7.23	6.38	6.06	7.85	6.71	7.67
Cash Operating Cost ($/oz)[4]	421	429	493	492	433	454	407
Total Cash Cost ($/oz)[2,4]	429	441	506	502	442	464	416
Total Production Cost ($/oz)[3,4]	438	463	525	455	610	467	564
Kisladag Mine, Turkey
Ounces produced	n/a	6,872	27,477	36,546	n/a	70,895	n/a
Tonnes Mined	n/a	1,493,156	1,802,368	1,882,744	n/a	5,178,268	n/a
Grade (grams / tonne)	n/a	0.97	1.29	1.23	n/a	1.18	n/a
Cash Operating Cost ($/oz)[4]	n/a	242	218	191	n/a	206	n/a
Total Cash Cost ($/oz)[2,4]	n/a	242	220	193	n/a	208	n/a
Total Production Cost ($/oz)[3,4,5]	n/a	n/a	285	185	n/a	229	n/a

Cost figures calculated in accordance with Gold Institute Standard.

Cash Operating Costs, plus royalties and the cost of off-site administration.

Total Cash Cost, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Cash operating, total cash and total production costs are non-GAAP measures. See the section “Non-GAAP Measures” of the MD&A.

5

The Kisladag gold mine commenced commercial production on July 1, 2006. Total production cost for the Kisladag mine during the quarter ended June 30, 2006 is not presented.

Eldorado Gold Corporation

Consolidated Balance Sheets

(Expressed in thousands of U.S. Dollars)

	December 31, 2006 $	December 31, 2005 $

Assets

Current assets
Cash and cash equivalents	59,967	33,826
Restricted cash (note 3)	21,250	-
Accounts receivable and prepaids (note 4)	28,306	17,138
Inventories (note 5)	35,697	7,597
Future income taxes (note 11)	10,182	-

	155,402	58,561

Restricted cash (note 3)	58,300	50,000

Mining interests (note 6)	311,080	209,936

Goodwill (note 7)	2,238	2,238

	527,020	320,735

Liabilities

Current liabilities
Bank indebtedness (note 8)	15,367	-
Accounts payable and accrued liabilities	29,267	21,036
Current portion of long term debt (note 9)	333	309
Current portion of asset retirement obligations (note 10)	8,271	-

	53,238	21,345

Long term debt (note 9)	50,499	50,832

Contractual severance obligations	3,216	2,437

Asset retirement obligations (note 10)	5,420	11,143

Future income taxes (note 11)	18,742	10,051

	131,115	95,808

Shareholders’ Equity

Share capital (note 12(a))	740,061	573,721

Contributed surplus (note 12(d))	9,314	7,976

Deficit	(353,470)	(356,770)

	395,905	224,927

	527,020	320,735

Commitments (note 14)

Approved on behalf of the Board of Directors
(Signed) Robert Gilmore	Director	(Signed) Paul N. Wright	Director

Eldorado Gold Corporation

Consolidated Statements of Operations

For the Years Ended December 31

(Expressed in thousands of U.S. dollars except per share amounts)

	2006 $	2005 $	2004 $

Revenue
Gold sales	77,641	29,680	33,153
Interest and other income	7,048	4,117	2,762

	84,689	33,797	35,915

Expenses
Operating costs	45,850	35,378	33,109
Depletion, depreciation and amortization	1,763	9,798	4,431
General and administrative	19,030	14,937	8,425
Exploration	12,719	7,386	4,312
Accretion of asset retirement obligation	661	484	430
Foreign exchange (gain) loss	(2,050)	547	(196)
(Gain) on disposal of assets	(945)	(5,727)	(30)
Interest and financing costs	1,586	88	25
Write down of assets	2,186	19,537	-

	80,800	82,428	50,506

Income (loss) before income taxes	3,889	(48,631)	(14,591)

Income tax (expense) recovery
Current	(2,080)	(152)	1,406
Future	1,491	(343)	(757)

	(589)	(495)	649

Net income (loss) for the year	3,300	(49,126)	(13,942)

Deficit, beginning of year	(356,770)	(307,644)	(293,702)

Deficit, end of year	(353,470)	(356,770)	(307,644)

Weighted average number of shares outstanding

Basic weighted average number of common shares outstanding	337,376	284,004	257,643

Diluted weighted average number of common shares outstanding	339,177	284,004	257,643

Earnings per share
Basic income (loss) per share - US$	0.01	(0.17)	(0.05)
Diluted income (loss) per share - US$	0.01	(0.17)	(0.05)

Basic income (loss) per share - Cdn$	0.01	(0.19)	(0.07)
Diluted income (loss) per share - Cdn$	0.01	(0.19)	(0.07)

Eldorado Gold Corporation

Consolidated Statements of Cash Flows

For The Years Ended December 31

(Expressed in thousands of U.S. dollars)

	2006 $	2005 $	2004 $

Cash flows generated from (used in):

Operating activities
Net earnings (loss) for the year	3,300	(49,126)	(13,942)
Items not affecting cash
Accretion of asset retirement obligation	661	484	430
Amortization of hedging gain	-	-	329
Contractual severance expense	1,377	1,801	318
Depletion, depreciation and amortization	1,763	9,798	4,431
Foreign exchange loss	-	-	11
Future income taxes	(1,491)	343	757
Loss (gain) on disposal of assets	515	(227)	8
Imputed interest and financing costs	91	-	-
Contractual severance obligation	(598)	-	-
Stock-based compensation	3,542	2,426	3,720
Write down of assets	-	19,537	28

	9,160	(14,964)	(3,910)
Changes in non-cash working capital (note 13)	(31,668)	4,478	(6,955)

	(22,508)	(10,486)	(10,865)

Investing activities
Acquisition of property, plant and equipment for cash	(88,299)	(88,758)	(22,772)
Proceeds on disposal of mining interest	1,845	227	357
Deferred development expenditures on non-producing properties	(6,871)	(650)	(573)
Value added taxes recoverable on mining interest investments	(7,579)	(8,759)	-
Restricted cash	(29,550)	(50,000)	-
Acquisition of Afcan, net of cash received	-	664	-
Proceeds from disposal of investments	-	-	70

	(130,454)	(147,276)	(22,918)

Financing activities
Long term debt proceeds received	-	50,000	-
Repayment of long term debt	(400)	(986)	-
Proceeds from bank indebtedness	15,367	-	-
Share issuance costs	(7,089)	-	-
Issuance of common shares for cash	171,225	7,184	63,708

	179,103	56,198	63,708

Net increase (decrease) in cash and cash equivalents	26,141	(101,564)	29,925

Cash and cash equivalents - beginning of year	33,826	135,390	105,465

Cash and cash equivalents - end of year	59,967	33,826	135,390

Supplementary cash flow information (note 13)